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Daniel Harmon · 1st

Creator, Executive Producer at Tuttle Twins TV Show • Co-founder, Adviser, Creative Consultant at Harmon Brothers

Provo, Utah, United States · Contact info

500+ connections

Followed by 2 connections: Nicole Wilkins and Cherise Bacalski

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Harmon Brothers

Brigham Young University

Highlights

You both worked at VidAngel
You both worked at VidAngel in August 2018
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You both studied at Brigham Young University
You both studied at Brigham Young University from 2001 to 2007
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About

I use storytelling, humor, and structure to create social videos that sell products. As co-founder and creative visionary at Harmon Brothers, the Provo, Utah-based ad agency behind some of the most viral ads in Internet history, I've had the opportunity to create groundbreaking ads that have collectively driven more than 1.4 billion views, over $350 million in sales, and revolutionized the way products are marketed. We have created Internet advertising bl ...see more

Featured

Post

The first time I applied for college I was REJECTED. 🚫

I was devastated.

BYU was always my dream, and yet I didn't measure up to their standards.

...

436 · 102 comments

Activity

6,275 followers · ✓ Following

Daniel Harmon posted this • 1w

He is risen!

I know that my Redeemer lives. ...show more

97 · 2 comments

Daniel Harmon commented on a post • 3w

Congrats!

352 · 112 comments

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Experience

Harmon Brothers
7 yrs 9 mos

- **Adviser, Creative Consultant, Co-founder**
  Part-time
  Dec 2021 - Present · 5 mos
  Provo, Utah, United States
  I advise and consult with Benton Crane (CEO) and Shane Rickard (Chief Creative Officer) on high level strategy of the agency. I also give creative feedback on scripts, edits and strategies for individual ad campaigns.
- **Chief Creative Officer, Co-founder**
  Sep 2017 - Dec 2021 · 4 yrs 4 mos
  Provo, Utah
  Led creative for groundbreaking ads that have collectively driven more than 2 billion views and over $500 million in sales.
- **Creative Director, Co-founder**
  Aug 2014 - Sep 2017 · 3 yrs 2 mos
  Provo, Utah Area
  I directed creative and directed on set for these videos:
  ...see more

Creator, Showrunner/Executive Producer, Director, Writer, President
Tuttle Twins TV · Full-time
May 2020 - Present · 2 yrs
Provo, Utah, United States
Tuttle Twins is a 2D animated TV series that teaches kids about the principles of freedom and economics. ...see more

Freelance Art Director & Copywriter
Daniel Harmon, Inc
Sep 2013 - 2020 · 6 yrs 5 mos

VidAngel
5 yrs 1 mo
Provo, Utah Area

- **Cofounder**

People also viewed

- **Mandy Harmon** • 2nd
  Creative Director at Harmon Brothers. Directing absurd internet ads, one laugh ...
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- **Brandon Cummings** • 2nd
  Creative Director, Producer, and Writer at Harmon Brothers | Drummer | Pizz...
  Connect
- **Shane Rickard** • 2nd
  Owner & Creative Director at Harmon Brothers.
  Connect
- **Tiffani Kirkham** • 2nd
  Creative Director at Harmon Brothers
  Connect
- **Jonny Vance** • 1st
  Storyteller at Tuttle Twins Show | Partner at Harmon Brothers | Chief Pooper at...
  Message

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People you may know

- **Cameron Jackson**
  Marketing Editor and Videographer at Angel Studios
  Connect
- **Jonathan Shai Van Sickle**
  Filmmaker - Writer - Professional Editor - Live-Stream Producer - Live-Event...
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- **Patti Merrill**
  Warehouse and Print Production Manager
  Connect
- **Kevin Crook**
  Security Engineer at Angel Studios
  Connect
- **Mamy H Rakotondrasoa**
  IT Support Technician
  Connect

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LEARNING

Add new skills with these courses, free for 24 hours

- **From Excel to SQL** — 42,204 viewers
- **Content Marketing: Blogging for Business** — 24,623 viewers
- **Excel Business Intelligence: Power Pivot and DAX** — 73,726 viewers

Show more on LinkedIn Learning

2013 - 2018 · 5 yrs

My brothers (Neal, Jeffrey, Jordan) and I all came together to create VidAngel, a streaming service that allows you to legally filter movies in the privacy of your own home.

Art Director
Aug 2013 - Sep 2015 · 2 yrs 2 mos

I created the original brand look and feel, including the logo, website interface design, typography, landing pages and checkout, all of which have now been replaced by better designs created by Megan Mc ...see more

 **VidAngel - Poor Family Shot with 3,192 Paintballs to Prove a Powerful Point**
This Poor Family Gets Shot with 3,192 Paintballs to Prove a Powerful Point. Website: www.vidangel.com YouTube Version: https://youtu.be/B7t85SESTXI

 **Art Director**
Orabrush Inc.
Jun 2010 - Sep 2013 · 3 yrs 4 mos

I designed our logo, website, packaging, YouTube channel, Facebook page and Twitter page. I created the concept for Morgan, The Orabrush Tongue.

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Education

 **Brigham Young University**
BA, Advertising
2001 - 2007

Activities and societies: BYU Men's Chorus, Ad Lab, Seminary Teaching Program (a training course for teaching the scriptures to high school kids).

I minored in advertising design and took additional classes for fundamentals in animation, figure drawing, film and CGI. As a volunteer creative in the Ad Lab, I designed ads for local and regional accounts– ...see more

Volunteering

 **Full-time Missionary**
The Church of Jesus Christ of Latter-day Saints
Apr 1999 - May 2001 · 2 yrs 2 mos

I served the people of Lima, Peru, teaching them how to follow the teachings of Jesus Christ in order to experience greater happiness in their homes and families.

Skills

Social Media Marketing · 43
Endorsed by Ricky Ray Butler and 2 others who are highly skilled at this
Endorsed by Jeffrey Harmon and 2 other mutual connections

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Creative Direction · 41
Endorsed by Jeffrey Harmon and 3 other mutual connections
Endorsed by 6 colleagues at Harmon Brothers

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Graphic Design · 35
Endorsed by Neal Harmon and 1 other mutual connection
Endorsed by 4 colleagues at Harmon Brothers

Endorse

Show all 29 skills →

Recommendations

Recommend Daniel

Received   Given

 **Brandt Brinkerhoff** · 2nd
Owner, Game designer, & Chief game developer at Aesc Games
November 25, 2008, Brandt worked with Daniel on the same team

Daniel is smart, efficient, and sedulous. I worked with him on projects ranging from biographical histories of political buttons to inventing satirical "rules of ethics" for a local burger joint. He always throughly explored and expanded concepts adding great value to our projects. +

 **Duane Johnson** · 2nd
Founder & CEO at Relm.US Inc.
November 5, 2008, Duane worked with Daniel on the same team

Designers like Daniel are a rare find. Daniel has enough confidence in his style and creativity to provide insightful advice and experience to projects, while at the same time he is flexible enough to work around constraints such as nearing of a deadlines or the arbitrary opinions of teammates. He is easy-going, fun to work with, and expert in his domain. I would be very happy to work with him again.

Joseph Grimberg · 2nd
Senior Solutions Consultant at Mecallia
September 17, 2008, Joseph worked with Daniel but on different teams

I remember sitting with Daniel, working through an ad for Caterpillar. We were having some trouble tailoring the language to accommodate a revision, and the manner in which he approached the challenge was exemplary. Balancing logic and intuition, Daniel solved the issue clearly and concisely, going beyond the expectations of his client. ...see more

Show all 6 received →

Projects

Orabrush Movie Trailer
Jan 2009 - Present

Associated with Orabrush Inc.

Show project ⧉

2012 Webbys Official Honoree
Other creators

Languages

Spanish



Interests

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Messaging